UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 August 2006
Number 26/06

BHP BILLITON RESULTS FOR THE
YEAR ENDED 30 JUNE 2006

  Commodity markets remain strong underpinned by supply restrictions and a generally constructive global economy.

  Annual records for all key earnings measures including Underlying EBITDA up 50% to US$18.1 billion and Underlying EBIT up 54% to US$15.3 billion.

  Attributable profit up 63% to US$10.5 billion, including exceptionals, and up 58% to US$10.2 billion, excluding exceptionals.

  EPS up 66%, including exceptionals, and 60%, excluding exceptionals, benefiting from recent buy-backs.

  Underlying EBIT margin1 and Return on Capital Employed increased to 44% and 35% respectively.

  Record annual production volumes for aluminium, copper, iron ore, nickel and natural gas in a strong demand environment.

  Four major growth projects completed and seven major growth projects approved. 23 projects in execution or feasibility, representing US$13.8 billion of investment.

  Final dividend of 18.5 US cents per share, an increase of 27.6% on last year's final dividend. This brings the full year dividend to 36.0 US cents per share, up 28.6%.

  Further capital return of US$3.0 billion, bringing total for FY2006 to US$5.0 billion.
Year ended 30 June	2006 US$M	2005 US$M	Change
Revenue together with share of jointly controlled entities' revenue	39,099	31,150	25.5%
Underlying EBITDA (2)	18,053	12,036	50.0%
Underlying EBIT (2) (3)	15,277	9,921	54.0%
EBIT - Profit from operations	14,671	9,271	58.2%
Attributable profit	10,450	6,396	63.4%
Attributable profit - excluding exceptional items	10,154	6,426	58.0%
Net operating cash flow (4)	10,476	8,374	25.1%
Basic earnings per share (US cents)	173.2	104.4	65.9%
Basic earnings per share - excluding exceptional items (US cents)	168.2	104.9	60.3%
Underlying EBITDA interest coverage (times) (2) (5)	44.3	51.7	(14.3%)
Dividend per share (US cents)	36.0	28.0	28.6%

Refer to page 16 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2005.

RESULTS FOR THE YEAR ENDED 30 JUNE 2006

Commentary on the Group Results

Record annual results

Today we are announcing our third consecutive record annual result with attributable profit of US$10.2 billion before exceptional items. This represents an increase of 58.0% over last year's result, with five of our seven Customer Sector Groups (CSGs) recording significant increases in Underlying EBIT over the prior year.

Our Underlying EBIT of US$15.3 billion has increased 54.0% over last year and almost fivefold since our June 2002 results. Over the last five years, the Group has invested US$15 billion on organic growth projects and acquisitions. This has resulted in an average volume increase across our key commodities of approximately 38%. The Company's global footprint, diverse product range and visibility to global markets have allowed the Company to invest through the business cycle in value adding opportunities. This has positioned our business to take full advantage of the current robust demand and price environment that underpins these record financial results. Full year operational records were also accomplished, with record production achieved for five major and two minor commodities.

Our Underlying EBIT margins increased during the year to 44.4%, from 39.6% in 2005 driven by price and volume increases. Return on Capital Employed remained very strong at 34.6%. Raw material, contractor and labour costs are all under pressure but our global procurement and business excellence initiatives are helping to mitigate these increased costs. Our Business Excellence program has been invigorated during the year with some good gains being recorded. Management of cost pressures continues to be a key focus across the Group.

We continue our strategy of delivering value enhancing growth with the completion of four and approval of seven major growth projects during the year. The seven new projects have an expected cost of US$5.0 billion (BHP Billiton share), bringing our current project pipeline to 23 projects with an expected investment of US$13.8 billion. Despite continued cost and schedule challenges to the delivery of our project pipeline, we remain confident in the value these projects will deliver to our shareholders given market fundamentals, the need for new supply and our stringent approval and monitoring processes.

Preparing for future growth

We are also laying the foundation for future growth via our global exploration and development program. Our Petroleum exploration program continues to be successful, in particular in the Gulf of Mexico (US). We also have over 200 minerals exploration and development opportunities ongoing in approximately 35 countries across Asia, Africa, Russia, the Americas and Australasia. Our long history of successfully operating in both developed and more challenging jurisdictions together with our proven risk management framework underpins our ability to move discoveries through to operations.

The exceptional diversity of our businesses by commodity, geography and customer base underpins the strength of our cash flows and continues to support our ability to both identify and invest in growth opportunities whilst continuing to deliver outstanding returns to shareholders in the form of our progressive dividend policy and other capital management initiatives.

Dividend and Capital Management

The Board today declared a final dividend of 18.5 US cents per share. This represents an increase of 27.6% over last year's final dividend of 14.5 US cents per share. This brings the total dividends for the 2006 financial year to 36.0 US cents per share, an increase of 8.0 US cents per share, or 28.6%, over the 2005 year. Today's declaration represents our ninth consecutive dividend increase and means that today's dividend has increased almost threefold since the final dividend paid in 2002. We intend to continue with our progressive dividend policy, with further increases dependent upon the expectations for future investment opportunities and market conditions.

We are also announcing today a further capital return of US$3.0 billion to shareholders over the next 18 months through a series of share buy-backs, and it is yet to be decided the extent to which these will be on or off market. We expect this will commence with an on-market buy-back in BHP Billiton Plc.

This program brings the total buy-back programs to US$5.0 billion for the year following the US$2.0 billion capital management program completed in May. Under that initiative 114.8 million shares, or 1.9% of the issued share capital of the BHP Billiton Group, was repurchased.

At the conclusion of today's announced initiative, BHP Billiton will have returned US$15.5 billion in total to shareholders through capital initiatives and dividends since June 2001.

The Income Statement

IFRS and Underlying EBIT

BHP Billiton adopted International Financial Reporting Standards (IFRS) for reporting purposes from 1 July 2005. We have restated comparative amounts in accordance with the Group's transition to IFRS as outlined in the Financial Information. The measurement differences from previous GAAP are set out in note 10 of the Financial Information. IFRS also has presentational differences from previous GAAP, including the treatment of income from jointly controlled entities and exceptional items, as noted below, and the treatment of royalty and petroleum related taxes of US$572 million (prior period US$601 million) which are presented as taxation, rather than operating costs.

The introduction of IFRS has led to us reporting Underlying EBIT, which is a measure used internally and in our Supplementary Information to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT excludes all net finance costs and taxation, including net finance costs and taxation of jointly controlled entities and any exceptional items. Under IFRS, these amounts are included in Profit from operations in the income statement. The differences between Underlying EBIT and EBIT (Profit from operations) are set out in the following table:

Year ended 30 June	2006	2005
	US$M	US$M
Underlying EBIT	15,277	9,921
Impact of equity accounting for statutory purposes: Share of jointly controlled entities' net finance costs	(95)	(106)
Share of jointly controlled entities' total taxation expense	(950)	(433)
Exceptional items (before taxation)	439	(111)
EBIT - Profit from operations	14,671	9,271

Earnings

Revenue (including revenue from third party product) together with our share of jointly controlled entities' revenue was US$39.1 billion, up 25.5% from US$31.2 billion last year. The increase was due primarily to higher commodity prices. Metallurgical coal, iron ore, base metals, aluminium and petroleum prices contributed significantly to the increase in revenue. New and acquired operations also provided increased volumes.

Underlying EBITDA increased by 50.0% to US$18.1 billion (from US$12.0 billion last year). Underlying EBIT was US$15.3 billion compared with US$9.9 billion last year, an increase of 54.0%.

The following table and commentary detail the approximate impact of the principal factors that affected Underlying EBIT for the current year compared with the prior year:

US$ Million
Underlying EBIT for the year ended 30 June 2005	9,921
Change in volumes:
Existing operations	(75)
New and acquired operations	1,295
1,220
Change in sales prices	6,690
Change in costs:
Costs (rate and usage)	(1,340)
Price-linked costs	(475)
Exchange rates	0
Inflation on costs	(310)
(2,125)
Asset sales	(10)
Ceased and sold operations	(10)
Exploration	(280)
Other	(129)

Underlying EBIT for the year ended 30 June 2006	15,277

Volumes - existing operations

Increased sales volumes of copper, iron ore, diamonds and molybdenum, from operations existing at the beginning of the year contributed approximately US$304 million to Underlying EBIT (measured at the prior period's average margins). Sales volumes of oil were lower than the prior year, due to natural field decline and increased down time at existing assets. Depletion of reserves at Riverside (Australia), extended maintenance outages at Blackwater (Australia) and reduced shipments led to a decrease in sales volumes of metallurgical coal. Reduced market demand for manganese alloy led to lower sales volumes for the period. We also experienced decreased sales volumes of silver due to lower production from our Cannington mine (Australia) resulting from lower head grades and temporary closure of the southern zone.

Volumes - new and acquired operations

New operations increased Underlying EBIT by US$1,295 million, primarily due to a full year's contribution of US$918 million from the ex-WMC Resources Limited (WMC) operations acquired in June 2005. Also included was a full year's production from ROD (Algeria), which commenced commercial production in October 2004, Mad Dog (US) and Angostura (Trinidad and Tobago), which were both commissioned in January 2005.

Prices

Stronger commodity prices for most products increased Underlying EBIT by US$6,690 million. Higher prices for most base metals products (copper in particular), metallurgical coal, iron ore, all petroleum products and aluminium contributed approximately US$7,200 million, which was partially offset by lower prices for manganese alloy and the sale of lower quality diamonds.

Costs

Strong demand for resources globally has continued, leading to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In this environment, costs for the Group have increased by US$1,340 million, inclusive of non cash costs of US$125 million primarily related to increased depreciation due to the commissioning of new projects. Net of non cash costs, this represents an increase on our 2005 cost base of 5.7%.

Specific areas of cost increases include changed mining conditions particularly at Ekati (Canada) where we are mining a lower grade zone and Queensland Coal (Australia) where mine mix changed following the closure of Riverside. Labour and contractor charges, fuel, and consumables, as well as maintenance and other operating costs have also increased. The commissioning of a number of new operations meant depreciation charges also increased.

Price-linked costs

Higher price-linked costs reduced Underlying EBIT by US$475 million, largely because of higher royalties (particularly for Carbon Steel Materials and Petroleum products), increased treatment charges and refining charges (TCRCs) and price participation charges for copper and higher LME linked power charges in Aluminium.

Exchange rates

Exchange rate movements had a net nil impact on Underlying EBIT compared with last year. The translation of monetary items had a favourable impact on Underlying EBIT of US$90 million principally due to exchange gains from the strengthening of the US dollar against the Australian dollar. This compared to losses in the prior period. This was offset by an unfavourable impact on operating costs of US$90 million, primarily due to the strengthening of the Brazilian real against the US dollar.

The following exchange rates against the US dollar have been applied:

	Average Year ended 30 June 2006	Average Year ended 30 June 2005	As at Year ended 30 June 2006	As at Year ended 30 June 2005

Australian dollar (a)	0.75	0.75	0.74	0.76
Brazilian real	2.24	2.73	2.18	2.36
South African rand	6.41	6.21	7.12	6.67

(a) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs, mainly in Australia and South Africa, had an unfavourable impact on Underlying EBIT of US$310 million.

Asset Sales

The impact from the sale of assets and interests on Underlying EBIT was US$10 million lower than for the prior period. The impact amounted to US$128 million for the current period, principally related to the sale of BHP Billiton's interest in the Wonderkop chrome joint venture (South Africa) for US$61 million and the Green Canyon (US) oil fields and the Vincent Van Gogh (Australia) undeveloped oil discovery. This compared to higher profits in the prior year which included the sale of an equity participation in the North West Shelf Project's (Australia) gas reserve to China National Offshore Oil Corporation of US$56 million, the profit of US$22 million on the sale of the Acerinox share investment and the profit on the disposal of our interest in Integris Metals (US) of US$19 million.

The profit on sale of the Tintaya copper mine (Peru) has been included in exceptional items.

Ceased and sold operations

Ceased and sold operations had a US$10 million unfavourable impact on Underlying EBIT. The current period was negatively impacted by the loss of earnings from the Chrome business (South Africa) and the Laminaria and Corallina oil fields (Australia) that were divested during the 2005 financial year, and the cessation of production at Typhoon/Boris due to hurricane damage sustained during September 2005. This was partly offset by the favourable impact of US$149 million of higher earnings from Tintaya, which was sold in June 2006, and US$137 million in relation to care and maintenance costs incurred at Boodarie Iron (Australia) in the prior period.

Exploration

Exploration expense was US$280 million higher than the prior year. Petroleum expenditure taken to profit increased by US$192 million due to increased activity in the Gulf of Mexico, a US$41 million write-off of expenditure which had previously been capitalised and a US$32 million impairment of the Cascade and Chinook oil and gas prospects which have subsequently been sold. Minerals exploration activity in Africa and Brazil also increased.

Other

Other items decreased Underlying EBIT by US$129 million. These included the one-off cost for adjusting our interest in Valesul (Brazil) to realisable value prior to disposal of US$50 million, as well as a lower contribution from freight activities. The US$60 million sale of an option held over an exploration property in Pakistan partially offset these.

Net finance costs

Net finance costs increased to US$505 million, from US$331 million in the prior period. This was driven largely by higher average debt balances following the funding of the acquisition of WMC in June 2005, increased discounting on provisions and a higher average interest rate but was partially offset by higher capitalised interest.

Taxation expense

The total taxation expense on profit before tax was US$3,632 million, representing an effective rate of 25.6%.

Excluding the impacts of exceptional items, royalty related taxation, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, and including the taxation expense of jointly controlled entities, the underlying effective rate was 27.6%. When compared to the UK and Australian statutory tax rate (30%), the underlying effective tax rate included a benefit of 3.4% due to the recognition of US tax losses (US$500 million). Royalty related taxation represents an effective rate of 3.1% for the current year.

Following the transition to IFRS, certain royalty and petroleum resource-related taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under Government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) as determined by relevant legislation. As a result, such royalty costs which in prior years would have been reported as an operating cost in Underlying EBIT are now reported as a taxation expense. Obligations arising from royalty arrangements that do not satisfy these criteria continue to be recognised in operating expenses.

Exceptional items

During June 2006, we sold our interest in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes. The profit on disposal was US$296 million (net of a taxation charge of US$143 million).

In the prior period exceptional items reduced profit after tax by US$30 million. Refer note 2 in the Financial Information for further details.

Cash Flows

Net operating cash flow after interest and tax increased by 25.1% to US$10.5 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices), and increased taxation payments.

Capital and exploration expenditure totalled US$6,005 million for the period. Expenditure on major growth projects amounted to US$3,292 million, including US$655 million on petroleum projects and US$2,637 million on minerals projects. Other capital expenditure on maintenance, sustaining and minor capital items was US$1,947 million. Investment cash flows included US$596 million primarily due to the purchase of the remaining shares to complete the WMC acquisition. Financing cash flows include the US$2.0 billion capital management program completed in May 2006 and increased dividend payments.

Net debt, comprising cash and interest bearing liabilities, was US$8.2 billion, a decrease of US$0.5 billion, or 5.6%, compared to 30 June 2005. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.2% at 30 June 2006, compared with 32.8% at 30 June 2005.

Underlying net debt (which varies from net debt above as it includes net debt of jointly controlled entities) was US$9.2 billion, down from US$10.0 billion at 30 June 2005. Underlying gearing was 27.2% at 30 June 2006, compared to 35.8% at 30 June 2005.

Dividend

A final dividend for the year ended 30 June 2006 of 18.5 US cents per share will be paid to shareholders on Wednesday 27 September 2006. Together with the interim dividend of 17.5 US cents per share paid to shareholders on 22 March 2006, this brings the total dividend for the year to 36.0 US cents per share.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rands to shareholders on the UK section and the South African section of the register, respectively. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend.

The timetable in respect of this dividend will be:

Currency conversion - 21 August 2006

Last day to trade Johannesburg Stock Exchange - 1 September 2006

Ex-dividend Australian Stock Exchange - 4 September 2006

Ex-dividend Johannesburg Stock Exchange - 4 September 2006

Ex-dividend London Stock Exchange - 6 September 2006

Record - 8 September 2006

Payment - 27 September 2006

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 4 September 2006 and 8 September 2006.

The following table details the currency exchange rates applicable for the dividend:

Dividend 18.5 US cents	Exchange Rate	Dividend per ordinary sharein local currency
Australian cents	0.763247	24.238549
British pence	1.895575	9.759572
South African cents	7.033723	130.123876
New Zealand cents	0.640678	28.875660

Portfolio Management

Portfolio activities continued during the year with proceeds amounting to US$928 million realised. We disposed of a number of assets and interests including our Tintaya mine, our 50% interest in the Wonderkop chrome joint venture, the Green Canyon 18 and 60 oil fields, our one third interest in the Hi-Fert fertiliser business (Australia) and our ownership of the Zululand Anthracite Colliery (South Africa). This brings to US$5.6 billion the total proceeds realised on assets and interests over the last five years.

At 30 June 2006 we had also announced the sale of our Southern Cross Fertiliser operations (Australia), our Australian Coal Bed Methane assets (Australia), our interest in the Valesul aluminium smelter (Brazil), our Cascade and Chinook oil and gas prospects (US) and the Koornfontein energy coal mine (South Africa). At 30 June 2006 final sale of these assets was subject to satisfying certain conditions precedent and as such the assets were held in the balance sheet at the lower of carrying value and expected sale price, less costs to sell. Completion of sale has now been achieved on the Southern Cross Fertiliser operations, Valesul, the Coal Bed Methane assets and Cascade and Chinook.

Capital Management and Liquidity

On 16 May this year, the Group completed the US$2 billion capital management program, which was announced in February 2006. A US$1.6 billion off-market share buy-back of 96.0 million shares in BHP Billiton Limited was completed in April 2006. The shares were purchased at a price of A$23.45, which represented a 14% discount to the volume weighted average trading price over the five days up to and including the buy-back closing date. Subsequently, a further US$409 million was spent on an on-market repurchase of 18.8 million BHP Billiton Plc shares at an average price of 1153.56 pence. This represented a discount to the average BHP Billiton Limited share price over the buy-back period of 8.8%.

The aggregate shares repurchased under both programs totalled 114.8 million shares, or 1.9% of the issued share capital of the BHP Billiton Group.

In October 2005 BHP Billiton filed a US$3.0 billion shelf registration statement with the US Securities and Exchange Commission (SEC). In December 2005, we issued an SEC registered Global Bond comprising US$600 million of 5.00% Senior Notes due 2010 and US$750 million of 5.25% Senior Notes due 2015. In May 2006, BHP Billiton issued Euro 650 million of 4.125% Euro Bonds due May 2011. The proceeds were used to partially repay debt incurred to fund the acquisition of WMC and to repay commercial paper.

Corporate Governance

The following Board changes occurred during the year:

  Mr Michael Chaney and Lord Renwick of Clifton retired as Directors on 25 November 2005;
  The Hon. E Gail de Planque was appointed a Non-executive Director from 19 October 2005;
  Mr Marius Kloppers (Group President Non-Ferrous Materials) and Mr Chris Lynch (Group President Carbon Steel Materials) were appointed Executive Directors from 1 January 2006; and
  Mr Paul Anderson and Mr Jacques Nasser were appointed Non-executive Directors from 6 June 2006.

Following a review, the Sustainability Committee was restructured. Its members are now Dr David Brink (Chairman), Mr Paul Anderson, The Hon. E Gail de Planque and Dr John Schubert. In addition, Mr Carlos Cordeiro and The Hon. E Gail de Planque were appointed members of the Remuneration Committee in place of Dr John Schubert, who has ceased to be a member of that Committee. Mr Jacques Nasser was also appointed a member of the Risk and Audit Committee.

On 1 August 2006, Mr Miklos Salamon announced his intention to retire from the Board on 26 October 2006.

Outlook

Global economic outlook

The global economy has recorded strong growth during the 2006 year to date. In Asia, growth has been supported by continued domestic demand, exports and investment, dominated by China's continuing industrialisation and urbanisation and continued growth in Japan. Similarly, economic activity in Europe gained momentum, with Germany's industrial production maintaining a solid upward trend. US export growth provided support for overall economic expansion with buoyant export markets helped by the lagged effects of a weakening dollar. In this environment, commodity prices continued to post multi-decade highs. Economies with strong energy and minerals exports, particularly in Russia, Australia and parts of South America, have benefited.

The global economic outlook continues to be positive, although rates of growth are likely to slow given high energy prices and the increasing trend of higher interest rates. Growth in Asia will help drive the global economy, with Japan's expansion well-established. China's economic growth is expected to remain strong, even if attempts to cool strong growth are successful. Elsewhere, the US economy will slow from rapid growth experienced earlier in the year, but is likely to remain at levels consistent with long-term trends. While the outlook for the global economy and commodity prices is encouraging, it is not without risk. Escalating geopolitical tensions, supply disruptions, and high energy prices are contributing to a tight oil market, and are adding to increased uncertainty in markets. Consumers are concerned about the broader impact of further increases in oil prices and rising interest rates.

Commodity prices

Commodity prices persist at high levels compared to recent years. In real terms, base metals prices are now at similar levels to the prices experienced in the late 1980s. Inventories on market exchanges (as a proportion of demand) continue to tighten. The major difference between the situation today and that of previous periods is the coincidence of high prices across the energy and minerals spectrum. Today, in addition to high base metals prices, oil prices in real terms have approached the levels seen in the 1970s and the real prices of key steel-making raw materials are at levels last seen in the early 1980s. The confluence of demand growth across the commodity spectrum in the developed and developing economies coupled with a lag in the supply response has driven the higher prices. Increasing investor interest in commodity markets and low inventory levels have undoubtedly contributed to price levels and volatility. Forward prices of LME metals and oil remain above long-term historical averages, indicating that large scale supply surpluses are currently not being anticipated in these markets. Natural and man made events are likely to continue to disrupt supply. Regulatory approvals and rising capital costs are delaying project developments. These factors could further tighten already short markets. Similarly, there are no signs of an imminent retreat in bulk commodity prices. However high prices are inevitably leading to some substitution.

Strong increases in industry operating and capital costs, shortages of experienced people in some areas and lengthy timeframes for installing new capacity, suggest that it will be some time before a material supply response occurs. Therefore we are likely to see an extended period of high cyclical prices. As we have consistently stated however, over the longer term we expect the introduction of new capacity to return prices to more sustainable levels.

Annual General Meetings

The Annual General Meeting of BHP Billiton Plc will be held at the Royal Horticultural Halls, Lindley Hall, 80 Vincent Square, SW1P 2PE, London, UK, on Thursday 26 October 2006, commencing at 10:30am.

The Annual General Meeting of BHP Billiton Limited will be held at the Brisbane Convention and Exhibition Centre, Plaza Ballroom, Cnr Merivale & Glenelg Streets, Southbank, Brisbane, Queensland, Australia on Wednesday 29 November 2006, commencing at 10.30am.

The Annual Report and details of the business to be conducted at the meetings will be mailed to shareholders in mid to late September 2006.

Growth Projects

Four major growth projects were completed during the 2006 financial year.

Completed projects

Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$ million) (1)		Date of initial production (2)
			Budget	Actual	Target	Actual
Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton - 86%	250,000 tonnes per annum of alumina (100%)	165	165	Q1 2006	Q2 2006
Base Metals	Escondida Norte (Chile) BHP Billiton - 57.5%	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	251	Q4 2005	Q4 2005
	Escondida Sulphide Leach (Chile) BHP Billiton - 57.5%	180,000 tonnes per annum of copper cathode (100%)	500	500	H2 2006	Q2 2006
Carbon Steel Materials	WA Iron Ore Rapid Growth Project 2 (Australia) BHP Billiton - 85%	Increase system capacity to 118 million tonnes per annum (100%)	489	489	H2 2006	Q2 2006
			1,384	1,405

(1) All references to capital expenditure and capacity are BHP Billiton's share unless otherwise noted. Escondida Norte was delivered to budget in local currency. Costing is yet to be finalised on the three remaining projects.
(2) References to quarters and half years are based on calendar years.

There are 13 major projects (defined as BHP Billiton's share of capital expenditure of greater than US$100 million) under development with a total budgeted investment of US$9,503 million. Full details for these are given in the quarterly Exploration and Development Report, released on 25 July 2006.

Projects approved during the year

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Shenzi (US) BHP Billiton - 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
	Stybarrow (Australia) BHP Billiton - 50%	80,000 barrels of liquids per day (100%)	300	Q1 2008
	North West Shelf Angel (Australia) BHP Billiton - 16.67%	800 million cubic feet of gas per day (100%)	200	End 2008
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton - 36%	2 million tonnes per annum of alumina (100%)	518	Mid 2008
Carbon Steel Materials	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton - 85%	20 million tonnes per annum of iron ore (100%)	1,300	Q4 2007
	Samarco (Brazil) BHP Billiton - 50%	7.6 million tonnes per annum of iron pellets (100%)	590	H1 2008
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton - 80%	3,300 tonnes per day of ore processed (100%)	200	End 2007
			5,048

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton - 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,115(3)	Under review
	Neptune (US) BHP Billiton - 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	300	End 2007
	North West Shelf 5th Train (Australia) BHP Billiton - 16.7%	LNG processing capacity 4.2 million tonnes per annum (100%)	250(3)	Late 2008(3)
Base Metals	Spence (Chile) BHP Billiton - 100%	200,000 tonnes per annum of copper cathode	990	Q4 2006
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton -100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	1,340(3)	Q2 2007(3)
	Yabulu Extension (Australia) BHP Billiton - 100%	45,000 tonnes per annum of nickel	460	Q3 2007
			4,455

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.
(3) Project costs and schedule are currently under review - refer Exploration and Development Report released 25 July 2006.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2006 and the prior period.

Year ended 30 June (US$ Million)	Revenue together with share of jointly controlled entities' revenues (1)			Underlying EBIT (1)
	2006	2005	Change %	2006	2005	Change %

Petroleum	5,876	5,970	(1.6)	2,968	2,395	23.9
Aluminium	5,084	4,651	9.3	1,191	959	24.2
Base Metals	10,294	5,043	104.1	5,400	2,171	148.7
Carbon Steel Materials	9,760	7,597	28.5	4,503	2,800	60.8
Diamonds and Specialty Products	1,263	1,509	(16.3)	345	560	(38.4)
Energy Coal	3,319	3,387	(2.0)	327	587	(44.3)
Stainless Steel Materials	2,955	2,274	29.9	901	712	26.5
Group and unallocated items (2)	667	813	(18.0)	(358)	(263)	N/A
Less: inter-segment turnover	(119)	(94)	N/A
BHP Billiton Group	39,099	31,150	25.5	15,277	9,921	54.0

(1) Revenue together with share of jointly controlled entities' revenues, and Underlying EBIT include trading activities comprising the sale of third party product. Underlying EBIT is defined on page 16.
(2) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$2,968 million, an increase of US$573 million, or 23.9%, compared to last year. This was mainly due to higher average realised prices for all petroleum products, including higher average realised oil prices per barrel of US$61.90 (compared with US$47.16), higher average realised natural gas prices of US$3.33 per thousand standard cubic feet (compared with US$2.98), higher liquefied natural gas prices of US$6.76 per thousand standard cubic feet (compared to US$5.75) and higher average realised prices for liquefied petroleum gas of US$483.74 per tonne (compared to US$382.85 per tonne). Increased volumes from the first full year of production from ROD, Angostura and Mad Dog also had a favourable effect. This was partially offset by lower volumes from existing assets due to natural field decline, and higher downtime for maintenance and weather related disruptions. The negative impact of the loss of the Typhoon (US) platform as a result of Hurricane Rita in September 2005 was partially offset by insurance recoveries, and the loss of earnings following the disposal of our interest in the Laminaria asset in January 2005 also reduced earnings. Increased maintenance expenses and higher price linked costs (mainly royalties and excise) also had an unfavourable impact.

Exploration expenditure charged to profit was US$394 million (including the US$32 million impairment of Cascade and Chinook and US$41 million of other exploration expenditure previously capitalised). Gross expenditure on exploration of US$447 million was US$67 million higher than for the 2005 financial year as a result of increased activity in the Gulf of Mexico.

Aluminium

Underlying EBIT was US$1,191 million, an increase of US$232 million, or 24.2%, compared to last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,244 per tonne (compared with US$1,804 per tonne for the corresponding period). Earnings from third party trading were also higher.

Earnings were adversely impacted mainly by higher charges for LME linked power, raw materials, fuel, labour and pot relining, in line with global supply pressures. Exchange rate movements in the period also had an unfavourable effect on EBIT, particularly on the earnings derived from our Brazilian operations. The write-down of US$50 million of our interest in Valesul to fair value, in line with the value achieved on its subsequent divestment, was also a factor.

Despite the higher costs, EBIT margins improved significantly in the second half of the year. This improved translation of rising aluminium and alumina price into higher net earnings, despite the current environment of rising costs, reflects an intensive focus on cost containment.

Base Metals

Underlying EBIT was US$5,400 million, an increase of US$3,229 million, or 148.7%, compared to last year. This was mainly attributable to higher average LME prices for copper of US$2.28/lb (compared to US$1.43/lb) and higher prices for silver, zinc and lead. Higher production volumes from record copper and silver production at Escondida (Chile), record copper, silver and molybdenum production at Antamina (Peru), record zinc production at Cannington (Australia) and record gold production at Tintaya (Peru) also led to increased earnings. The inclusion of Olympic Dam's (Australia) results for the full period, following its acquisition in June 2005, also contributed positively. The increase was partially offset by higher price linked TCRCs and price participation costs, charges for raw materials, labour and contractors and higher depreciation costs due to the commissioning of Escondida Norte.

Reduced production at Cerro Colorado (Chile) following an earthquake in June 2005 also had an unfavourable impact, although this was partially mitigated by business interruption insurance.

Certain of our base metal sales agreements provide for provisional pricing based on the LME official price prior to shipment. Final settlement is based on the average applicable price for a specified future quotational period. The common market quotational periods on sales are the average of the calendar month after the month of shipment for cathode and the average of two to four calendar months after the month of shipment for concentrate. We record revenue upon the transfer of risk and title using the applicable sales contracts price (typically the provisional price). The revenue is adjusted to fair value through each profit period using the forward curve until final pricing is determined. We consider this approach to appropriately measure the fair value of the relevant sales agreements at period end. The impact of provisional pricing of copper shipments with a rising LME price favourably impacted finalised and outstanding average copper revenues by US$0.37/lb over the LME average. Average copper revenue for 2006 was US$2.66/lb versus US$1.51/lb in 2005. Outstanding copper volumes, subject to the fair value measurement previously described amounted to 274,280 tonnes at 30 June 2006 compared to 231,874 tonnes in the prior year. These were revalued at a weighted average price of US$3.35/lb compared to US$1.54/lb in the prior year.

Carbon Steel Materials

Underlying EBIT was US$4,503 million, an increase of US$1,703 million, or 60.8%, compared to last year. This reflects higher prices and volumes and an increased level of spot sales for iron ore, as well as increased prices for metallurgical coal. This was partially offset by lower prices for manganese alloy. Higher operating costs at all operations had an adverse impact during the period and was largely attributable to higher contractor and labour costs, price-linked royalty costs and fuel and energy costs. Queensland Coal (Australia) also experienced extended maintenance outages and a change in mine mix in the period, following the closure of Riverside.

A weaker A$/US$ exchange rate had a favourable impact, as did the closure of the Boodarie Iron plant, announced in June 2005. The same period last year included care and maintenance costs for the plant whilst there was no impact in the current period as all anticipated closure costs were provided for in June 2005.

Depreciation charges increased as new projects were commissioned, as did exploration expenditure to support a higher level of exploration activity largely at Maruwai (Indonesia). Earnings on freight activities were lower.

Diamonds and Specialty Products

Underlying EBIT was US$345 million, a decrease of US$215 million, or 38.4%, compared to last year. This was due to a lower value per carat for diamonds (down 24% from last year) because of lower carat quality and higher unit costs in relation to the processing of lower grade material and moving to underground mining areas at Ekati (Canada). The prior year included six months of earnings and the profit on sale from Integris Metals (US), which was sold in January 2005. However, the inclusion of a full year of earnings from Southern Cross Fertiliser operations acquired in June 2005 was positive, as was higher sales volumes for diamonds and titanium feedstock and a reduced depreciation charge primarily as a result of an extension of mine life following approval of the Koala Underground project.

At Ekati, the 2007 financial year will be another transition year, from open pit to underground mining, which will be negatively impacted by lower value diamond production. In the medium term, increasing underground production from Panda and Koala will help restore profitability to historical levels.

Energy Coal

Underlying EBIT was US$327 million, a decrease of US$260 million, or 44.3%, compared to last year. Higher fuel and operating costs across all operations, adverse inflationary movements, particularly in South Africa, and higher freight costs were key contributors to the reduced result. Costs increased at Ingwe (South Africa) largely due to higher depreciation resulting from changed estimates of the economic lives of certain underground export operations and the depreciation of rehabilitation assets. Increased demurrage at Cerrejon Coal (Colombia) and lower yields and equipment availability combined with increased strip ratios at Hunter Valley Coal (Australia) also led to higher costs.

The cessation of earnings from the Zululand Anthracite Colliery following its divestment during the year had a negative impact on the result whilst a favourable movement of the rand against the US dollar had a positive impact.

Stainless Steel Materials

Underlying EBIT was US$901 million, an increase of US$189 million, or 26.5%, compared to last year. The inclusion of a full year of results from the Nickel West operations (Australia), acquired in June 2005, as well as a US$61 million profit on the sale of BHP Billiton's interest in the Wonderkop joint venture effective November 2005 were key factors in the increased result. The impact of slightly higher average realised nickel prices was partially offset by decreased prices for cobalt. The average LME nickel price was US$7.03/lb versus US$6.78/lb in the comparative period.

Negative impacts included lower production and higher fuel costs at the QNI Yabulu refinery (Australia) as a result of lower operational performance, tie-in activity relating to the refinery expansion and delays to the Gas Conversion project. Offsetting the Underlying EBIT increase was US$113 million included in the prior year relating to earnings from the Group's Chrome operations, which were sold effective 1 June 2005.

Group and Unallocated Items

Underlying net corporate operating costs excluding exchange impacts were US$251 million compared to US$147 million in the prior year, an increase of US$104 million. This was due primarily to higher net insurance costs of US$55 million associated with insurance claims arising from natural disasters and incidents. In addition, higher costs relating to corporate projects, sponsorships and regulatory compliance, including Sarbanes-Oxley, contributed approximately US$32 million.

Lower one-off costs in relation to the acquisition of WMC had a favourable impact in the current period, partially offset by a gain in 2005 in relation to the close out of the cash settled derivatives contracts on the acquisition of WMC shares.

Minerals exploration expenditure has increased from US$67 million to US$115 million, mainly due to increased exploration activity in Africa and Brazil. In addition, the profit on the sale of an option held over an exploration property in Pakistan contributed US$ 60 million.

The following notes explain the terms used throughout this profit release (footnotes refer to table on page 1):

(1)  Underlying EBIT margin is calculated net of third party product activities.

(2) Underlying EBIT is earnings before net finance costs and taxation, and jointly controlled entities' net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments, and amortisation of US$2,776 million (comprising Group depreciation, impairments and amortisation of US$2,427 million and jointly controlled entities' depreciation and amortisation of US$349 million) for the year ended 30 June 2006 and US$2,115 million (comprising Group depreciation, impairments and amortisation of US$1,818 million and jointly controlled entities' depreciation and amortisation of US$297 million) for the year ended 30 June 2005. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(3) Underlying EBIT is used to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT is reconciled to EBIT - Profit from operations on page 3.

(4) Net operating cash flow includes dividends from jointly controlled entities and is after net interest and taxation.

(5) For this purpose, net interest includes net finance costs of jointly controlled entities, and capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Preparing for future growth' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information - Risk Factors'; 'Operating and Financial Review and Prospects - Our Business - External Factors Affecting Our Results' and 'Trends and Uncertainties' included in our annual report on Form 20-F as amended by our Form 20-F/A for the fiscal year ended 30 June 2005, which we filed with the US Securities and Exchange Commission (SEC) on 3 October 2005 and 10 November 2005, respectively, and are available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

                                            Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
 Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: + 44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: +44 020 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

FINANCIAL INFORMATION

For the year ended

30 June 2006

Financial Information

Consolidated Income Statement - Page 20

Consolidated Statement of Recognised Income and Expense  - Page 21

Consolidated Balance Sheet - Page 22

Consolidated Cash Flow Statement - Page 23

Notes to the Financial Information - Page 24

The financial information included in this document for the year ended 30 June 2006 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2006. The financial information does not constitute the Group's full financial statements for the year ended 30 June 2006, which will be approved by the Board and reported on by the auditors and subsequently filed with the registrar of companies and the Australian Securities and Investments Commission.

The financial information set out on pages 20 to 32 for the year ended 30 June 2006 has been prepared in accordance with the requirements of the UK Companies Act 1985 and Australian Corporations Act 2001 and with:

  Australian equivalents to International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board and interpretations effective as of 30 June 2006;
  IFRSs and interpretations as adopted by the European Union (EU) as of 30 June 2006; and
  those standards and interpretations adopted early as described in the Accounting Policies section of the announcement of the results for the six months ended 31 December 2005.

The above standards and interpretations are collectively referred to as "IFRS" in this report.

The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated. The comparative figures for the financial year ended 30 June 2005 are not the statutory accounts of BHP Billiton Plc for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Principles (GAAP), have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) (regarding adequacy of accounting records and returns) or section 237(3) (regarding provision of necessary information and explanations) of the Companies Act 1985.

The basis of preparation of this financial information is different to that of the most recent comparative year annual financial report due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the BHP Billiton Group is provided in note 10. This note includes reconciliations of equity and profit for comparative periods previously reported under UK GAAP and Australian GAAP to those amounts reported under IFRS.

IFRS 1 / AASB 1 "First time adoption of International Financial Reporting Standards", in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet at the BHP Billiton Group's IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:

  not restate previous mergers or acquisitions and the accounting thereof;
  measure property, plant and equipment at deemed cost, being the carrying value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;
  not apply the recognition and measurement requirements of IFRS 2 / AASB 2 "Share-based Payment" to equity instruments granted before 7 November 2002;
  recognise the cumulative effect of actuarial gains and losses on defined benefit employee schemes in retained earnings as at the transition date; and
  transfer all foreign currency translation differences, previously held in reserves, to retained earnings at the transition date.

In addition, BHP Billiton has applied the exemption available under IFRS 1 / AASB 1 whereby IAS 32 / AASB 132 "Financial Instruments: Disclosure and Presentation" and IAS 39 / AASB 139 "Financial Instruments: Recognition and Measurement" have been applied from 1 July 2005 and not for the year ended 30 June 2005.

The following exchange rates against the US dollar have been applied in the financial information:

	Average	Average	As at	As at
	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2006	Year ended 30 June 2005
Australian dollar (a)	0.75	0.75	0.74	0.76
Brazilian real	2.24	2.73	2.18	2.36
Canadian dollar	1.16	1.25	1.11	1.23
Chilean peso	532	595	546	579
Colombian peso	2,324	2,454	2,635	2,329
South African rand	6.41	6.21	7.12	6.67
Euro	0.82	0.79	0.78	0.83
UK pound sterling	0.56	0.54	0.55	0.55

(a) Displayed as US$ to A$1 based on common convention.

Consolidated Income Statement
for the year ended June 2006

		2006	2005
	Notes	US$M	US$M
Revenue together with share of jointly controlled entities revenue
Group production		34,139	24,759
Third party products		4,960	6,391
		39,099	31,150
Less: Share of jointly controlled entities' external revenue included above		(6,946)	(4,428)
Revenue		32,153	26,722
Other income		1,227	757
Expenses excluding finance costs		(22,403)	(19,995)
Share of profits from jointly controlled entities	7	3,694	1,787
Profit from operations		14,671	9,271
Comprising:
Group production		14,560	9,157
Third party products		111	114
		14,671	9,271

Financial income	3	226	216
Financial expenses	3	(731)	(547)
Net finance costs	3	(505)	(331)
Profit before taxation		14,166	8,940
Income tax expense		(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)		(425)	(436)
Total taxation expense	4	(3,632)	(2,312)
Profit after taxation		10,534	6,628
Profit attributable to minority interests		84	232
Profit attributable to members of BHP Billiton Group		10,450	6,396

Earnings per ordinary share (basic) (US cents)	5	173.2	104.4
Earnings per ordinary share (diluted) (US cents)	5	172.4	104.0

Dividends per ordinary share - paid during the period (US cents)	6	32.0	23.0
Dividends per ordinary share - declared in respect of the period (US cents)	6	36.0	28.0

The accompanying notes form part of this financial information.

Consolidated Statement of Recognised Income and Expense
for the year ended June 2006

	2006	2005
	US$M	US$M
Profit for the year	10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical plans	111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity	(1)	-
Cash flow hedges:
Gains /(losses) taken to equity	(27)	-
(Gains) / losses transferred to the initial carrying amount of hedged items	(25)	-
Exchange fluctuations on translation of foreign operations	(1)	7
Tax on items recognised directly in, or transferred from, equity	4	52
Total amounts recognised directly in equity	61	(90)
Total recognised income and expense for the year	10,595	6,538
Attributable to minority interests	84	232
Attributable to members of BHP Billiton Group	10,511	6,306

Effect of change in accounting policy
Impact of adoption of IAS 39 / AASB 139 (net of tax) to:
- retained earnings	55	-
- hedging reserve	30	-
- financial assets reserve	116	-
Total effect of change in accounting policy	201	-
Attributable to minority interests	-	-
Attributable to members of BHP Billiton Group	201	-

The accompanying notes form part of this financial information.

Consolidated Balance Sheet
as at 30 June 2006

	2006	2005
	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	776	1,222
Trade and other receivables	3,831	3,175
Other financial assets	808	69
Inventories	2,732	2,422
Assets held for sale	469	-
Other	160	148
Total current assets	8,776	7,036
Non-current assets
Trade and other receivables	813	786
Other financial assets	950	257
Inventories	93	101
Investments in jointly controlled entities	4,299	3,254
Property, plant and equipment	30,985	27,764
Intangible assets	683	667
Deferred tax assets	1,829	1,906
Other	88	72
Total non-current assets	39,740	34,807
Total assets	48,516	41,843
LIABILITIES
Current liabilities
Trade and other payables	4,053	3,856
Interest bearing liabilities	1,368	1,298
Liabilities held for sale	192	-
Other financial liabilities	544	-
Current tax payable	1,268	936
Provisions	1,067	1,097
Deferred income	279	262
Total current liabilities	8,771	7,449
Non-current liabilities
Trade and other payables	169	156
Interest bearing liabilities	7,648	8,651
Other financial liabilities	289	-
Deferred tax liabilities	1,682	2,351
Provisions	4,853	4,613
Deferred income	649	707
Total non-current liabilities	15,290	16,478
Total liabilities	24,061	23,927
NET ASSETS	24,455	17,916

EQUITY
Share capital - BHP Billiton Limited	1,490	1,611
Share capital - BHP Billiton Plc	1,234	1,234
Share premium account	518	518
Treasury shares held	(418)	(8)
Reserves	306	161
Retained earnings	21,088	14,059
Total equity attributable to members of BHP Billiton Group	24,218	17,575
Minority interests	237	341
Total equity	24,455	17,916

The accompanying notes form part of this financial information.

Consolidated Cash Flow Statement
for the year ended June 2006

	2006	2005
	US$M	US$M
Operating activities
Receipts from customers	32,938	28,425
Payments to suppliers and employees	(20,944)	(18,801)
Cash generated from operations	11,994	9,624
Dividends received	2,671	1,002
Interest received	121	90
Interest paid	(499)	(315)
Income tax paid	(3,152)	(1,476)
Royalty related taxation paid	(659)	(551)
Net operating cash flows	10,476	8,374
Investing activities
Purchases of property, plant and equipment	(5,239)	(3,450)
Exploration expenditure (including amounts capitalised)	(766)	(531)
Purchases of investments and funding of jointly controlled entities	(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(531)	(6,198)
Cash outflows from investing activities	(6,601)	(10,221)
Proceeds from sale of property, plant and equipment	92	153
Proceeds from sale or redemption of investments	153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	844	675
Net investing cash flows	(5,512)	(9,166)
Financing activities
Proceeds from ordinary share issues	34	66
Proceeds from interest bearing liabilities	5,912	5,668
Repayment of interest bearing liabilities	(7,013)	(1,735)
Purchase of shares by ESOP trusts	(187)	(47)
Share buy-back - BHP Billiton Limited	(1,619)	(1,792)
Share buy-back- BHP Billiton Plc	(409)	-
Dividends paid	(1,936)	(1,404)
Dividends paid to minority interests	(190)	(238)
Repayment of finance leases	(4)	(22)
Net financing cash flows	(5,412)	496
Net increase in cash and cash equivalents	(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(6)
Cash and cash equivalents, net of overdrafts, at end of year	760	1,207

The accompanying notes form part of this financial information.

Notes to the Financial Information

1 Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold);

  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

  Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals and fertiliser operations);

  Energy Coal (exploration for and mining, processing and marketing of energy coal); and

  Stainless Steel Materials (exploration for and mining, processing and marketing of nickel and, prior to divestment in June 2005, chrome).

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.

It is the Group's policy that inter-segment sales are made on a commercial basis.
US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	4,797	3,704	9,034	9,626	1,263	2,713	2,916	5	34,058
Sale of third party product	967	1,374	1,259	88	-	606	37	629	4,960
Rendering of services	3	6	1	38	-	-	-	33	81
Inter-segment revenue	109	-	-	8	-	-	2	(119)	-
	5,876	5,084	10,294	9,760	1,263	3,319	2,955	548	39,099
Less: share of jointly controlled entities' external revenue included above	(5)	(107)	(5,393)	(626)	(377)	(438)	-	-	(6,946)
Segment revenue	5,871	4,977	4,901	9,134	886	2,881	2,955	548	32,153

Segment result	2,963	917	1,998	4,159	209	131	901	(301)	10,977
Other attributable income (1)	5	37	-	9	-	-	-	(51)	-
Share of profits from jointly controlled entities	-	193	3,015	262	91	139	-	(6)	3,694
Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671
Net finance costs									(505)
Income tax expense									(3,207)
Royalty related taxation									(425)
Profit after taxation									10,534

Adjusted EBITDA	3,798	1,468	5,093	4,772	396	500	1,185	(242)	16,970
Other significant non-cash items	(7)	(44)	267	15	(3)	17	(41)	(76)	128
EBITDA	3,791	1,424	5,360	4,787	393	517	1,144	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(356)	(93)	(247)	(243)	(39)	(2,264)
Impairment losses recognised	(113)	(50)	(8)	(1)	-	-	-	(1)	(173)
Reversals of previous impairment losses recognised	10	-	-	-	-	-	-	-	10
Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671
Profit from group production	2,963	1,071	5,017	4,433	300	233	901	(358)	14,560
Profit from third party product	5	76	(4)	(3)	-	37	-	-	111

Capital expenditure	1,124	366	861	1,606	202	131	1,423	41	5,754

Segment assets	7,420	6,061	9,419	6,905	1,630	3,018	5,692	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	410	115	622	-	-	4,321
Total assets	7,532	6,612	11,930	7,315	1,745	3,640	5,692	4,050	48,516
Segment liabilities	2,208	1,048	2,617	2,136	178	1,759	898	13,217	24,061

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of group & unallocated / eliminations to the applicable CSG / business segment.

1 Business segments continued
US$ million	Petroleum	Aluminium	Base Metals	Carbon Steel Materials	Diamonds and Specialty Products	Energy Coal	Stainless Steel Materials	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2005
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	3,953	3,103	4,372	7,298	986	2,718	2,265	3	24,698
Sale of third party product	1,955	1,543	670	238	523	669	9	784	6,391
Rendering of services	-	-	1	34	-	-	-	26	61
Inter-segment revenue	62	5	-	27	-	-	-	(94)	-
	5,970	4,651	5,043	7,597	1,509	3,387	2,274	719	31,150
Less: share of jointly controlled entities' revenue included above	(3)	(80)	(2,714)	(429)	(778)	(416)	(8)	-	(4,428)
Segment revenue	5,967	4,571	2,329	7,168	731	2,971	2,266	719	26,722

Segment result	2,523	758	481	2,330	429	319	828	(184)	7,484
Other attributable income (1)	6	26	-	2	19	1	25	(79)	-
Share of profits from jointly controlled entities	-	139	1,285	148	77	137	1	-	1,787
Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271
Net finance costs									(331)
Income tax expense									(1,876)
Royalty related taxation									(436)
Profit after taxation									6,628

Adjusted EBITDA	3,151	1,122	1,952	3,098	710	740	1,014	(65)	11,722
Other significant non-cash items	-	15	(33)	(318)	(14)	(95)	(19)	(169)	(633)
EBITDA	3,151	1,137	1,919	2,780	696	645	995	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(300)	(171)	(179)	(141)	(27)	(1,801)
Impairment losses recognised	(6)	-	-	-	-	(9)	-	(2)	(17)
Reversals of previous impairment losses recognised	-	-	-	-	-	-	-	-	-
Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271
Profit from group production	2,515	902	1,777	2,466	503	403	854	(263)	9,157
Profit from third party product	14	21	(11)	14	22	54	-	-	114

Capital expenditure	898	268	345	1,063	239	164	475	31	3,483

Segment assets	6,448	5,398	7,880	4,885	1,429	2,359	4,377	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	336	115	549	-	-	3,254
Total assets	6,560	5,907	9,513	5,221	1,544	2,908	4,377	5,813	41,843
Segment liabilities	1,955	745	2,240	1,903	162	1,558	612	14,752	23,927

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of group & unallocated / eliminations to the applicable CSG / business segment.

2 Exceptional items

Exceptional items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the year are detailed below.
Year ended 30 June 2006	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	143	296
Exceptional items by Customer Sector Group
Base Metals	439	143	296

Sale of Tintaya copper mine
Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.
Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	(111)	81	(30)
Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136
Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit before tax of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit before tax of US$15 million (US$5 million tax expense).

Provision for termination of operations
The Group decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

3 Net finance costs
	2006	2005
	US$M	US$M
Financial expenses:
Interest on bank loans and overdrafts	134	34
Interest on all other loans	382	254
Finance lease and hire purchase interest	6	6
	522	294
Dividends on redeemable preference shares	17	25
Discounting on provisions and other liabilities	266	173
Discounting on pension and medical benefit entitlements	108	114
Interest capitalised (a)	(144)	(78)
Net fair value change on hedged loans and related hedging derivatives	(30)	-
	739	528
Exchange differences on net debt	(8)	19
	731	547
Financial income:
Interest income	(123)	(118)
Return on pension plan assets	(103)	(98)
	(226)	(216)
Net finance costs	505	331

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2006 the capitalisation rate was 5.0 per cent. (2005: 4.6 percent)

4 Taxation
	2006	2005
Taxation expense including royalty related taxation	US$M	US$M
UK taxation expense	294	206
Australian taxation expense	2,547	1,613
Overseas taxation expense	791	493
Total taxation expense	3,632	2,312

5 Earnings per share
	2006	2005
Basic earnings per share (US cents)	173.2	104.4
Diluted earnings per share (US cents)	172.4	104.0
Basic earnings per American Depositary Share (ADS) (US cents) (a)	346.4	208.8
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	344.8	208.0
Basic earnings (US$ million)	10,450	6,396
Diluted earnings (US$ million) (b)	10,456	6,399

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	2006	2005
Weighted average number of shares	Million	Million
Basic earnings per share denominator	6,035	6,124
Shares and options contingently issuable under employee share ownership plans	31	32
Diluted earnings per share denominator	6,066	6,156

(a) For the periods indicated, each ADS represents two ordinary shares.

(b) Diluted earnings are calculated after adding back dividend equivalent payments of US$6 million (2005: US$3 million) that would not be made if potential ordinary shares were converted to fully paid.

6 Dividends
	2006	2005
	US$M	US$M
Dividends paid during the period
BHP Billiton Limited	1,148	842
BHP Billiton Plc - Ordinary shares	790	567
- Preference shares (a)	-	-
	1,938	1,409

Dividends declared in respect of the period
BHP Billiton Limited	1,275	1,004
BHP Billiton Plc - Ordinary shares	885	691
- Preference shares (a)	-	-
	2,160	1,695

	2006	2005
	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	14.5	9.5
First interim dividend	17.5	13.5
	32.0	23.0

Dividends declared in respect of the period (per share)
Interim dividend	17.5	13.5
Final dividend	18.5	14.5
	36.0	28.0

(a) 5.5 per cent dividend on 50,000 preference shares of Pounds 1 each (2005: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 23 August 2006, BHP Billiton declared a final dividend of 18.5 US cents per share (US$1,100 million) which will be paid on 27 September 2006 (2005: 14.5 US cents per share- US$878 million).

Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30%.

	2006	2005
	US$M	US$M
Franking credits available for subsequent financial years based upon a tax rate of 30% (i) (ii)	831	328

(i) The above amounts represent the balance of the BHP Billiton Limited franking account as at the end of the financial year, adjusted for (a) franking credits that will arise from the payment of the amount of the provision for income tax; and (b) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

(ii) The payment of the final 2006 dividend declared post reporting date will reduce the franking account balance by US$285 million.

7 Investments accounted for using the equity method
Material shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)		Contribution to profit after taxation
	30 June 2006%	30 June 2005%	30 June 2006 US$M	30 June 2005 US$M
Carbones del Cerrejon LLC	33.3	33.3	97	111
Minera Antamina SA	33.75	33.75	437	194
Integris Metals Inc (b)	-	-	-	17
Samarco Mineracao SA	50	50	262	148
Valesul Aluminio SA (c)	45.5	45.5	8	9
Minera Escondida Limitada	57.5	57.5	2,595	1,090
Mozal SARL	47.1	47.1	185	130
Other (d)	N/A	N/A	110	88
Total			3,694	1,787

(a) The ownership interest at the jointly controlled entities' reporting date and BHP Billiton's reporting date are the same.

(b) Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc.

(c) Subsequent to 30 June 2006, the BHP Billiton Group sold its interest in Valesul Aluminio SA.

(d) Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50% (30 June 2005: 50%).

8 Total equity
	2006	2005
	US$M	US$M
Total equity opening balance	17,916	14,743
Adjustment for adoption of IAS 39 / AASB 139 - Retained earnings	55	-
- Hedging reserves	30	-
- Financial asset reserve	116	-
Total equity opening balance after adoption of IAS 39 / AASB 139	18,117	14,743
Changes in the statement of recognised income and expense	10,511	6,306
Transactions with owners - contributed equity	24	56
Dividends	(1,938)	(1,409)
Accrued employee entitlement to share awards	61	53
Purchases of shares made by ESOP trusts	(187)	(47)
Cash settlement of share awards	-	(3)
Total changes in minority interests	(104)	(6)
BHP Billiton Plc share buy-back (a)	(409)	-
BHP Billiton Limited share buy-back (b)	(1,620)	(1,777)
Total equity closing balance	24,455	17,916

(a) On 16 May 2006, the BHP Billiton Group completed an on-market buy-back of 18,820,000 BHP Billiton Plc shares. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc and resulted in a reduction in equity of US$409 million. The shares were repurchased at an average price of Pounds 11.5356, representing a discount of 8.8 per cent to the average BHP Billiton Limited share price between 27 April 2006 and 16 May 2006.

(b) On 3 April 2006, the BHP Billiton Group completed an off-market buy-back of 95,950,979 BHP Billiton Limited shares. As a result of the buy-back, total equity decreased US$1,620 million. In accordance with the structure of the buy-back, US$145 million was allocated to the share capital of BHP Billiton Limited and US$1,475 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$23.45 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180,716,428 BHP Billiton Limited shares. As a result of the buy-back, total equity decreased by US$1,777 million. In accordance with the structure of the buy-back, US$296 million was allocated to the share capital of BHP Billiton Limited and US$1,481 million was allocated to retained profits. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

9 Subsequent events

Subsequent to 30 June 2006, the sale of BHP Billiton's 45.5% joint venture interest in Valesul Aluminio SA, an aluminium smelter, the sale of Southern Cross Fertilisers Pty Ltd, a fertiliser mining and processing business, the sale of the Cascade and Chinook oil and gas prospects, and the sale of the Coal Bed Methane assets have been finalised. These assets are classified as held for sale as at 30 June 2006. The financial effects of these transactions have not been brought to account at 30 June 2006.

10 Transition to International Financial Reporting Standards

The accounting policies set out in this financial information have been applied for the years ended 30 June 2006 and 2005, and in the preparation of an opening IFRS balance sheet at 1 July 2004.

In preparing its opening IFRS balance sheet, the BHP Billiton Group has adjusted amounts reported previously in financial reports prepared in accordance with its previous basis of accounting (previous GAAP). An explanation of how the transition from previous UK and Australian GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and accompanying notes. Because of the DLC structure, the preparation of IFRS financial statements for the BHP Billiton Group requires transition from the two different predecessor GAAPs of BHP Billiton Limited (which reported under Australian GAAP) and BHP Billiton Plc (which reported under UK GAAP). Where necessary, Australian GAAP has been chosen as the reference predecessor GAAP from which to base transition adjustments.

The amounts presented below differ to the amounts presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of two items identified in that note as being subject to interpretation, and revision. The amounts in the tables below are presented based on the application of the revised interpretation from the date of transition to IFRS:

  Royalties and resource rent taxes which are in the nature of an income tax are now measured and presented as income tax in accordance with IAS 12 / AASB 112 "Income Taxes" deferred tax principles. At 30 June 2005 these were accounted for as operating costs; and

  Deferred tax liabilities are no longer recorded on non-tax depreciable assets, such as mineral rights, where a tax base exists for capital gains tax, and that tax base exceeds the book base. At 30 June 2005 a deferred tax liability was recorded by reference to the tax base for income tax purposes.

10 Transition to International Financial Reporting Standards continued

The following table presents a summary of the impact of IFRS on net equity as at 30 June 2005 and 1 July 2004.

Reconciliation of net equity

		UKGAAP		Australian GAAP
Note		As at	As at	As at	As at
		30 June 2005	1 July 2004	30 June 2005	1 July 2004
		US$M	US$M	US$M	US$M
Net equity as previously reported under UK and Australian GAAP		17,489	14,380	18,364	15,425
IAS 19 / AASB 119 Post-retirement pension obligations - pre tax	a	(650)	(527)	(650)	(527)
IAS 19 / AASB 119 Post-retirement pension obligations - deferred tax effect	a	158	135	158	135
IAS 19 / AASB 119 Post-retirement medical benefits - pre tax	a	(111)	(76)	(111)	(76)
IAS 19 / AASB 119 Post-retirement medical benefits - deferred tax effect	a	30	21	30	21
IAS 12 / AASB 112 Deferred income tax accounting	b	(226)	(202)	36	(267)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	b	32	30	32	30
IFRS 3 / AASB 3 Reinstatement of goodwill	c	354	388	41	-
IAS 10 / AASB 110 Reversal of dividend payable	d	878	592	-	-
IFRS 2 / AASB 2 Equity based compensation payments to employees - tax effect	e	16	2	16	2
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	(54)	-	-	-
Net equity in accordance with IFRS		17,916	14,743	17,916	14,743
Overall net increase in equity under IFRS		427	363	(448)	(682)

The following table presents a summary of the impact of IFRS on investments in jointly controlled entities as at 30 June 2005 and 1 July 2004.

Reconciliation of investments in jointly controlled entities - UK and Australian GAAP

Note		As at	As at
		30 June 2005	1 July 2004
		US$M	US$M
Investments in jointly controlled entities as previously reported under UK and Australian GAAP		1,525	1,369
Impact on investments in jointly controlled entities of adjustments to reclassify assets and liabilities previously accounted for by proportional consolidation:
Current assets		623	507
Non-current assets		2,687	2,425
Current liabilities		(374)	(505)
Non-current liabilities		(1,184)	(1,196)
Increase in investments in jointly controlled entities in applying the equity method of accounting	f	1,752	1,231
Other IFRS and acquisition accounting adjustments		(23)	(7)
Investments in jointly controlled entities in accordance with IFRS		3,254	2,593

10 Transition to International Financial Reporting Standards continued

The following tables present a summary of the impact of IFRS on profit after tax for the year ended 30 June 2005.

Reconciliation of profit after tax

	Note	UKGAAP	Australian GAAP
		Year ended	Year ended
		30 June 2005	30 June 2005
		US$M	US$M
Net Profit after tax as previously reported under UK and Australian GAAP		6,630	6,241

Pre Tax IFRS adjustments:
IAS 19 / AASB 119 Post-retirement medical and pension obligations	a	(8)	(8)
IAS 12 / AASB 112 Deferred tax effects within jointly controlled entities	b	(6)	(6)
IFRS 3 / AASB 3 Reversal of amortisation of goodwill	c	2	44
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	56	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	c	31	(3)
IFRS 3 / AASB 3 Business combinations - WMC acquisition	c	(54)	-
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously equity accounted	f	(197)	-
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	(230)	(230)
IAS 12 / AASB 112 Deferred tax on the disposed Chrome operations	b	3	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	603	603
Other		(1)	-

Tax IFRS adjustments:
IAS 12 / AASB 112 Recognition of prior year tax losses	b	-	350
IAS 12 / AASB 112 Withholding and repatriation taxes	b	(10)	(10)
IAS 12 / AASB 112 Additional foreign exchange variations	b	(40)	(46)
IAS 12 / AASB 112 Non-tax depreciable items now tax-effected	b	31	31
IAS 12 / AASB 112 Tax base resets under Australian tax consolidations	b	17	-
IFRS 2 / AASB 2 Equity based compensation payments to employees	e	(12)	(12)
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously equity accounted	f	197	-
IAS 31 / AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax - previously proportionately consolidated	f	230	230
IAS 19 / AASB 119 Post-retirement medical and pension benefits - tax impact	a	3	3
IAS 12 / AASB 112 Reclassification of royalties which are accounted for as income taxes	g	(603)	(603)
IAS 12 / AASB 112 Remeasurement of royalties as income taxes	g	2	2
Other		(16)	(17)
Net profit after tax in accordance with IFRS		6,628	6,628

a Post-retirement and medical benefits (IAS 19 / AASB 119 Employee Benefits)
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities that were recognised under BHP Billiton Group's previous policy, which was based on the UK Statement of Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. Under SSAP 24, the cost of providing pensions was charged to profit and loss so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. A pension liability or asset was consequently recognised in the balance sheet to the extent that the contributions payable either lagged or preceded expense recognition.

b Deferred Tax (IAS 12 / AASB 112 Income Taxes)
On transition to IFRS, the balance sheet liability method of tax effect accounting was adopted, rather than the income statement liability method applied under previous BHP Billiton Group policy. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. IFRS requires deferred tax to be recognised on items which do not have a tax base, such as certain mineral rights and fair value adjustments on acquisitions, and for tax on unremitted earnings from subsidiaries and joint ventures except to the extent that the group can control the timing of distributions and those distributions are not probable in the foreseeable future. In addition, royalty arrangements which are in the nature of income tax have been measured and presented as income tax in accordance with IAS 12 / AASB 112 deferred tax accounting principles. The impact on deferred tax balances of adopting IAS 12 / AASB 112, other than the tax effect of other IFRS adjustments, is as follows:

	UK GAAP to IFRS		Australian GAAP to IFRS
	30 June 2005	1 Jul 2004	30 June 2005	1 Jul 2004
	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M	Tax asset / (provision) US$M
Deferred tax on non depreciable assets acquired in business combinations	(309)	(321)	(309)	(321)
Tax base resets under Australian tax consolidations	188	165	-	-
Foreign exchange movements - tax base of non-monetary assets	434	216	434	216
Foreign exchange movements - USD debt	(516)	(255)	(516)	(255)
Withholding taxes	(10)	-	(10)	-
Adoption of IAS 12 to jointly controlled entities	(13)	(7)	(13)	(7)
Remeasurement of royalties as income taxes	32	30	32	30
Recognition of tax losses	-	-	450	100
(Increase) / decrease in net deferred tax liability	(194)	(172)	68	(237)

10 Transition to International Financial Reporting Standards continued

c Goodwill and business combinations (IFRS 3 / AASB 3 Business Combinations)
IFRS requires impairment assessments of goodwill, whereas both previous UK and Australian GAAP permitted / required the amortisation of goodwill. Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities, and between Australian GAAP and IFRS with respect to deferred tax assets attributable to unused tax losses. Under previous UK GAAP goodwill existing prior to 1998 was classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill has been reclassified on transition as an asset in the balance sheet in accordance with previous GAAP. The reclassification of goodwill was required because the IFRS accounting for past business combinations is determined from the previous basis of accounting applied by the Group under previous Australian GAAP which has been chosen as the reference predecessor GAAP for these purposes.

d Dividend payable (IAS 10 / AASB 110 Events after the Balance Sheet Date)
IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under previous UK GAAP, dividends payable were recognised as a liability in the balance sheet at balance date, despite the fact they were declared subsequent to balance date.

e Equity based compensation (IFRS 2 / AASB 2 Share-based Payment)
Under IFRS the cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under previous BHP Billiton Group policy. In addition, the change in the tax base over time is reflected directly in equity.

f Joint ventures (IAS 31 / AASB 131 Interests in Joint Ventures)
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity are accounted for using the equity method. Under both previous UK and Australian GAAP, the BHP Billiton Group's interests in the Escondida, Mozal and Valesul joint ventures were accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the schedules above, the amounts of profit before tax, income tax expense, investments in jointly controlled entities and other balance sheet and income statement line items are significantly affected.

g Royalty related taxation (IAS 12 / AASB 112 Income Taxes)
Under IFRS, royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. For such arrangements, current and deferred tax is provided on the same basis as for other forms of taxation. Under previous UK and Australian GAAP, such taxes were included in operating costs, and in some cases, were not calculated in accordance with deferred tax principles.

Material Adjustments to Cash Flow
 The use of the equity method of accounting under IFRS for the Group's interests in the Escondida, Mozal and Valesul jointly controlled entities, as compared to proportional consolidation under previous UK and Australian GAAP, has corresponding impacts on the Cash Flow Statement. Under IFRS, amounts included in dividends received from these jointly controlled entities were previously included elsewhere in cash flows related to operating activities. In addition capital expenditure and debt repayments for these joint ventures are now excluded from the Group's investing and financing cash flows.

The presentation of the Cash Flow Statement is consistent with previous Australian GAAP, however compared to UK GAAP, the cash flows have been reclassified as operating, investing and financing.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 23 August 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary